Exhibit 12.1

NVR, Inc.

Ratios of Earnings to Fixed

Charges

(in thousands, except ratio

amounts)

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Earnings
NVR, Inc. consolidated
Pre-tax income from continuing operations	$94,913	$207,576	$322,393	$298,414	$167,455	$539,505
Fixed charges	8,627	18,696	22,615	29,730	38,678	42,151
Non-controlling interest (income) expense	(244)	(429)	(400)	40	4	(25)
Distributed income from equity investees	805	2,347	1,307	—	—	—
Less: Equity income from subsidiaries	(1,813)	(4,423)	(1,217)	(629)	(745)	(1,060)

Total Earnings	$102,288	$223,767	$344,698	$327,555	$205,392	$580,571

Fixed Charges:
Interest expense
NVR, Inc. consolidated	$523	$1,892	$5,409	$9,863	$12,488	$12,687
Amortization of debt issuance costs
NVR, Inc. consolidated	—	—	620	1,517	1,168	1,144
Interest component of rental expense	8,104	16,804	16,586	18,350	25,022	28,320

Total Fixed Charges:	$8,627	$18,696	$22,615	$29,730	$38,678	$42,151

Ratio of earnings to fixed charges	11.9	12.0	15.2	11.0	5.3	13.8